Exhibit 99.1

3 E Network Technology Group Limited Announces Closing of US$1.5 Million Convertible Promissory Note Offering

Hong Kong, China, October 20, 2025 (GLOBE NEWSWIRE) -- 3 E Network Technology Group Limited (Nasdaq: MASK) (the “Company” or “3e Network”), a business-to-business (“B2B”) information technology (“IT”) business solutions provider, today announced the closing of offering of a convertible promissory note in the principal amount of $1,500,000 (the “Note”) convertible into Class A ordinary shares of the Company, par value $0.0001 per share (“Shares”) for aggregate gross proceeds of $1,380,000.

The Note was offered in a private offering to an institutional investor (the “Investor”) pursuant to a Securities Purchase Agreement (the “Purchase Agreement”). The Company and the Investor also entered into a Registration Rights Agreement, which stipulates that the Company will file a registration statement on Form F-3, or, if the Company is not then eligible to use Form F-3, on Form F-1, or any successor form with the SEC within five business days of the filing of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025 with the U.S. Securities and Exchange Commission (“SEC”), which will cover the resale of Shares issuable upon conversion of the Note.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About 3 E Network Technology Group Limited

3 E Network Technology Group Limited is a business-to-business (“B2B”) information technology (“IT”) business solutions provider. Through its two subsidiaries, Guangzhou 3e Network technology company limited (PRC) and 3E Network technology company limited (Hong Kong), the Company began by offering integrated software and hardware solutions for the property management and exhibition services spaces. Over time, 3 E Network expanded its software solutions offerings to serve a variety of sectors, including food establishments, real estate, exhibition and conferencing, and clean energy utilities. The Company’s business comprises two main portfolios: the software development portfolio and the exhibition and conference portfolio. For more information, please visit the Company’s website at http://ir.3etech.cn.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

3 E Network Technology Group Limited

Investor Relations Department

Email: ird@3ekeji.cn